The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN -6 AM 11:50

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission;
450 5th Street, NW;
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

27th May, 2002.

Attn: Filing Desk - Stop 1-4

02034577

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 27th May 2002 confirming that, as at 22nd May 2002, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

dw 6/18

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/13

Company Announcements Office,
London Stock Exchange.

27th May, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 23rd May 2002 and received on 27th May 2002, that Barclays PLC has ceased to have a notifiable interest as at 22nd May 2002 in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary